QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2
to
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Abgenix, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	94-3248826 (IRS Employer Identification No.)

6701 Kaiser Drive
Fremont, CA 94555
(Address of principal executive offices, including zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
None	None

Securities to be Registered Pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of Class)

Item 1.    Description of Registrant's Securities to be Registered.

        On June 2, 1999, the Board of Directors of Abgenix, Inc. (the "Company") declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $0.0001 par value ("Common Shares"), of the Company, and on June 14, 1999, the Company and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, as Rights Agent (predecessor to Mellon Investor Services LLC, a New Jersey limited liability company, the "Rights Agent"), entered into a Preferred Shares Rights Agreement, which was amended and restated on November 19, 1999, and on May 9, 2002 (as amended, the "Rights Agreement"). The dividend was payable on June 14, 1999 (the "Record Date"), to shareholders of record as of the close of business on that date. As amended, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $175.00 (the "Purchase Price"), subject to automatic adjustments upon certain events, including stock splits.

        The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

        The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

        The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors) following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights

        As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued, after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) June 2, 2009 (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

        Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred.

Right to Buy Company Common Shares

        Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. The Board of Directors at its option may substitute for a Common Share issuable upon the exercise of Rights under this provision such number of fractions of shares of Series A Preferred that have a Current Per Share Market Price (as defined in the Rights Agreement) equal to the Current Per Share Market Price of one Common Share. In addition, in the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable under this provision.

Right to Buy Acquiring Company Stock

        Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

        At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

        At any time on or prior to the close of business on the earlier of (i) such time as any party becomes an Acquiring Person, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

Adjustments to Prevent Dilution

        The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

        No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Shareholders' Rights Prior to Exercise

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

        The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders for so long as the Rights are redeemable; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

        Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

Certain Anti-Takeover Effects

        The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt to acquire to take over the Company in a manner or on terms not approved by the Board of Directors. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.    Exhibits.

1
Amended and Restated Preferred Shares Rights Agreement, dated as of May 9, 2002, between Abgenix, Inc. and Mellon Investor Services LLC, Rights Agent.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ABGENIX, INC.

	By:	/s/ KURT W. LEUTZINGER Kurt W. Leutzinger Chief Financial Officer
Date: May 13, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit
1	Amended and Restated Preferred Shares Rights Agreement, dated as of May 9, 2002, between Abgenix, Inc. and Mellon Investor Services LLC, Rights Agent.

QuickLinks

  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX